September 22, 2025

Michael E. Reel
General Counsel and Secretary
MACH NATURAL RESOURCES LP
14201 Wireless Way
Suite 300
Oklahoma City, Oklahoma

       Re: MACH NATURAL RESOURCES LP
           Form 10-K for the Fiscal Year ended December 31, 2024
           Filed March 13, 2025
           File No. 001-41849
Dear Michael E. Reel:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Energy &
Transportation